October 6, 2020
Via EDGAR Submission
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549-7010
Re:      Kronos Bio, Inc.
Registration Statement on Form S-1
Filed September 18, 2020, as amended
File No. 333-248925
Dear Ladies and Gentlemen:
In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as the representatives of the several underwriters, hereby join in the request of Kronos Bio, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:30 p.m. Eastern Time on October 8, 2020, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Cooley LLP, request by telephone that such Registration Statement be declared effective.
Pursuant to Rule 460 under the Act, we, as the representatives of the several underwriters, wish to advise you that between October 5, 2020 through the date hereof we have distributed approximately 2,699 copies of the Company’s Preliminary Prospectus dated October 5, 2020 to prospective underwriters, dealers, institutional investors and others.
We, the undersigned, as the representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.
(signature page follows)

Very truly yours,

GOLDMAN SACHS & CO. LLC
JEFFERIES LLC
COWEN AND COMPANY, LLC
PIPER SANDLER & CO.

Acting severally on behalf of themselves and the several underwriters

GOLDMAN SACHS & CO. LLC

By:	/s/ Elizabeth Wood
Name:	Elizabeth Wood
Title:	Managing Director

JEFFERIES LLC

By:	/s/ Matt Kim
Name:	Matt Kim
Title:	Managing Director

COWEN AND COMPANY, LLC

By:	/s/ Bill Follis
Name:	Bill Follis
Title:	Managing Director

PIPER SANDLER & CO.

By:	/s/ David Stadinski
Name:	David Stadinski
Title:	Managing Director
(Signature Page to Acceleration Request Letter)